manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

December 13, 2017

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Sara von Althann
Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc.
Offering Statement on Form 1-A
Filed October 30, 2017
File No. 024-10758

Dear Ms. McManus and Ms. von Althann:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated November 28, 2017 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on October 30, 2017.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	Please tell us how the mandatory Common Stock Voting Agreement is consistent with state law.

Response: The Company is incorporated under Georgia law. The Company has been advised by Georgia counsel that the Common Stock Voting Agreement is expressly authorized by Section 14-2-731(a) of the Georgia Business Corporation Code, which provides that two or more shareholders may provide for the manner in which their shares will be voted by signing an agreement for such purpose and that a voting agreement created under Section 14-2-731 is specifically enforceable.

2.	It appears that there may be a material disparity between the public offering price and the cash cost to officers, directors, promoters, and affiliated persons for shares acquired during the past year or that they have a right to acquire. Please provide the dilution disclosure required by Item 4 of Form 1-A or tell us why you believe this disclosure is not required.

Response: The Company’s Series Seed and Series A equity offerings occurred in 2014 and 2015. During the past year, the Company did not sell any shares of Common Stock. It did sell non-convertible debt securities in the form of Limited Recourse Obligations (“LROs”) at par value, which are dependent on payments from borrowers of underlying loans. It also sold the ISB Note in January 2017 which is an amortizing promissory note which accrues interest and is repayable in installments ending on December 31, 2019, unless amended. The proceeds of the ISB Note are used in connection with the Company’s loan advance program and may also be used for general corporate purposes. In connection with the ISB Note, the Company agreed to issue ISB a warrant for the purchase of 4,000 shares of Common Stock for each quarter starting October 1, 2017 that the note is unpaid. The warrant has an exercise price of $2.40.

During 2017, the Company also sold an aggregate of $825,000 subordinated convertible notes maturing September 27, 2018. The notes convert upon an $8,000,000 financing prior to the maturity date into securities issued in the financing at a 25% discount to the purchase price.

Given that no shares of Groundfloor Common Stock have been issued in the past year, and that the ISB warrant and convertible note represent a small amount of possible shares compared to the amount offered in the offering, the Company does not believe it would be helpful to investors to show a full dilution disclosure. The warrants are disclosed in the Offering Statement and the Company believes an investor can easily compare the offering price of the Groundfloor Common Stock to the exercise price of the warrant and conversion price of the subordinated notes. See Pages 43-44.

3.	Please state briefly the location and general character of your material physical property and describe how such property is held. See Item 8 of Form 1-A.

Response: The Company and its subsidiaries do not own any physical property. Disclosure has been added to page 4 under “Our Company.”

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Cover page

4.	We note your disclosure that you “intend to limit the offer and sale of [your] Common Stock in this offering solely to accredited investors.” However, in the last paragraph on this page and elsewhere in this offering circular, you state that you will sell to accredited and non-accredited investors. Please reconcile your disclosure.

Response: The disclosure has been revised to state that the Company will offer and sell Groundfloor Common Stock to accredited and non-accredited investors.

5.	We note your disclosure that the “aggregate initial offering price of the Groundfloor Common Stock will not exceed $25,000,000 in any 12-month period.” We further note that you are simultaneously seeking qualification of an offering circular relating to a Tier 2 offering of your limited recourse obligations. Please revise your disclosure to clarify that sales of your common stock and LROs combined may not exceed $50,000,000 within a 12-month period.

Response: The Company has added a statement to the cover that it will not sell more than $50,00,000 of securities under Regulation A in any twelve month period. See also page 7.

Offering Circular Summary

Strategy, page 5

6.	You state that “Borrowers may use a portion of the proceeds from the Loan to offset a portion of the purchase price of the property, works completed, or equity.” Please revise to clarify what you mean by “equity” in this context.

Response: The disclosure is revised to reflect that “equity” refers to ownership interests or value attributed to property appreciation that has occurred since the property acquisition by the Borrower. See Page 5.

Recent Developments, page 6

7.	We note your disclosure that you have entered into a loan purchase agreement with Direct Access Capital, LLC, pursuant to which Direct Access Capital, LLC may purchase up to $100,000,000 of your loans. Please provide your analysis as to whether the sale of your loans to Direct Access Capital, LLC constitutes a sale of “securities” and, if so, how the sales of these loans will be in compliance with Section 5 of the Securities Act. Please refer to Reves v. Ernst & Young, 494 U.S. 56 (1990). Additionally, please file this agreement or incorporate it by reference in your Exhibit Index. Refer to Item 17(6) of Form 1-A.

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Response: The Company does not believe that the sale of loans to a large institutional lender such as Direct Access Capital (“DAC”) constitutes a sale of securities under the Reves test. Whether an item is or is not a security depends on several complex factors and in some cases a subjective factual analysis. Even if, arguendo, the Staff disagrees with this analysis, the sale would therefore be exempt from registration under the Securities Act by virtue of qualifying as an exempt private placement pursuant to Section 4(a)(2) of the Securities Act. The transaction was only issued to one sophisticated institutional investor who had a preexisting relationship with the Company who purchased the loans without a view to distribute them. No solicitation or distribution occurred and the transaction was executed through a bilateral loan purchase agreement, with no underwriter or broker-dealer.

Under Reves, loans and other notes and instruments that bear a “family resemblance” to the enumerated items listed by the Court are not considered securities. Instruments that fall outside the list or do not bear a family resemblance to the list are generally not considered securities. The Securities Act provides for a presumption that a note is a security, and such presumption is rebutted if the note bears a resemblance to one of the enumerated categories on a list of exceptions as follows:

1.            a note delivered in consumer financing;

2.            a note secured by a mortgage on a home;

3.            a short-term note secured by a lien on a small business or some of its assets;

4.            a note evidencing a character loan to a bank customer;

5.            a short-term note secured by an assignment of accounts receivable;

6.            a note which simply formalizes an open-account debt incurred in the ordinary course of business (particularly if, as in the case of the customer of a broker, it is collateralized); and

7.            a note evidencing loans by commercial banks for current operations.

If the note does not bear a resemblance to any items on the list, the courts consider the following factors:

•	The motivations of buyer and seller.

•	The plan of distribution of the instrument.

•	The reasonable expectations of the investing public.

•	The presence of alternative regulatory regimes.

The loans being purchased by DAC are notes secured by a mortgage on a home, or loans that bear a family resemblance to that description, such as notes secured by a mortgage on a small commercial or mixed use property. Therefore, the loans purchased by DAC would not be considered securities under the Reves test. As noted above, even if the Staff disagrees with this application of the Reves test, the transaction would qualify as a private placement to a sophisticated investor pursuant to Section 4(a)(2) of the Securities Act.

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Risk Factors

You are required to indemnify us for losses that may arise out of representations made, and covenants given, to us in the documents you enter into through the Groundfloor Platform, page 11

8.	Please clarify if there is any limit to an investor’s indemnification obligation, such as the value of the Groundfloor common stock held by such investor.

Response: There are no limits to an investor’s indemnification obligations as provided for in the documents that the investor enters into through the Groundfloor Platform and the disclosure has been revised to clarify the foregoing.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period, page 11

9.	We note your disclosure in this risk factor stating that you “presently intend to list the Groundfloor Common Stock on a stock exchange or other trading market at some point in the future.” We further note your disclosure in the risk factor immediately preceding this risk factor that you “currently have no plans to list [your] shares on a stock exchange or other trading market” and your disclosure on page 10 under the heading “Shares of the Groundfloor Common Stock will not be listed on any securities exchange, and no liquid market for the Groundfloor Common Stock is expected to develop.” Please revise to reconcile these disclosures or advise us why no reconciliation is needed.

Response: The risk factor has been revised to reconcile the disclosures. At this time, the Company does not intend to list the Groundfloor Common stock on a stock exchange or other trading market in the future, but reserves the right to do so in the future. See page 11.

The Groundfloor Common Stock is subject to restrictions on transfer and a company repurchase option, both of which could restrict your ability to sell your shares or realize a profit on your shares, page 12

10.	We note your reference in this risk factor to a “company repurchase option.” Please revise to describe the company repurchase option, or include a cross reference to another section where this option is described.

Response: The Company has deleted this risk factor as there will be no restrictions on transfer nor company repurchase option applicable to the Groundfloor Common Stock issued in this offering. The previous disclosure applied to earlier investors in the Company.

Use of Proceeds, page 22

11.	We note your disclosure in this section that you plan to use the proceeds of this offering for general corporate expenses. However, we note that elsewhere, including on the cover page, you state that you intend to use the proceeds of this offering to fund loans and for general corporate purposes. Please revise your disclosure in this section to reflect that you intend to fund loans with the proceeds of this offering. Please make similar revisions to the disclosure under the heading “Use of Proceeds” on page 57 of your offering circular.

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Response: The disclosures have been updated to reflect that the Company intends to fund loans with the proceeds of this offering. See page 22 and 57.

About the Groundfloor Platform, page 23

12.	We note your disclosure under the heading “Our Business” stating “[t]hrough our wholly-owned subsidiary, Groudfloor Real Estate I, LLC, we offer term financing for the acquisition and development of real estate projects . . . .” Please revise to clarify and describe in further detail Groundfloor Real Estate I, LLC’s role in your financing business.

Response: The disclosure has been revised to clarify and describe in further detail Groundfloor Real Estate I, LLC’s role in the Company’s financing business.

13.	You state that in some circumstances, you may permit a portion of the proceeds from a Loan to be used as a general credit facility for the business. The offering circular more globally characterizes the underlying Loans as project finance commercial loans. Please revise to remove the reference to providing general credit facility loans or tell us how the current disclosure framework is appropriate in this situation.

Response: The disclosure has been revised to remove the reference to the provision of general credit facility loans. In its place, the Company has included disclosure on its practice of allowing the Borrower to refinance capital it has already committed to the Project prior to the Groundfloor Loan, including offsetting a portion of the purchase price of the property, works completed, or equity. Given that such refinances only constitute a portion of the Loan to such a Borrower and the full Loan amount is secured by the Company’s lien on the underlying property, the Company believes that the characterization of the Loans as project finance commercial loans is consistent with this revised disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

14.	We note your disclosure on page 43 that your “Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver.” Please revise your disclosure to update the status of the Revolver.

Response: The disclosure has been revised to reflect the extension of the Revolver, which has a new maturity date of October 31, 2018.

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Interest of Management and Others in Certain Transactions

Series A Financing, page 54

15.	We note your description of the Voting Agreement with the holders of your preferred stock. Please file this agreement or incorporate it by reference in your Exhibit Index. Refer to Item 17(3) of Form 1-A.

Response: The Voting Agreement, dated November 24, 2015, between the Company and the stockholders named therein is incorporated by reference in the Exhibit Index as Exhibit Number 3.2.

ISB Note, page 55

16.	Please disclose the exercise price of the warrants issued to ISB in connection with the third amendment to the ISB Note.

Response: The exercise price of the warrants issued to ISB in connection with the third amendment to the ISB Note is $2.40 and the disclosure has been revised to reflect the foregoing.

Groundfloor Platform

Structure of Investor Accounts and Treatment of Your Balances, page 58

17.	We note that investors must create a funding account maintained on the Groundfloor Platform before purchasing common stock, and that “[t]his funding account is a non-interest bearing demand deposit pooled account currently established at the FBO Servicer, Wells Fargo, “for the benefit of” all Groundfloor Investors.” Please include risk factor disclosure describing any significant risks to investors arising from this arrangement, including in the event of a bankruptcy or similar proceeding. Refer to Item 3(b) of Form 1-A.

Response: The Company has added risk factor disclosure to describe any significant risks to investors arising from the FBO Servicer account. See page 13.

Tax Treatment, page 59

18.	You state common stockholders may receive interest income. We note prior disclosure indicating that you do not anticipate paying cash dividends and are unable to locate other disclosure regarding your plan to issue interest to common stockholders. Please revise to ensure the terms of the common stock are clearly and consistently presented throughout the offering circular.

Response: The statement that “common stockholders may receive interest income” has been removed from page 59.

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Securities Being Offered, page 59

19.	Please provide the disclosure required by Item 14(a) of Form 1-A for all classes of capital stock outstanding. Describe the restrictions on transfer and discuss the limitations on a common stockholder’s voting rights resulting from the Common Stock Voting Agreement. In this regard, your disclosure on page 10 explains that stockholders are required to vote their shares for Messrs. Dally and Bhargava as directors of the company as long as they hold at least 5% of your voting stock. You also state, on page 10, that the Common Stock Voting Agreement will potentially impact how stockholders vote for other matters, such as significant corporation transactions, including a merger or sale of the company or its assets. Please revise to explain all material limitations on a common stockholder’s voting rights resulting from the Common Stock Voting Agreement.

Response: The required information regarding the Groundfloor Common Stock and the Groundfloor Preferred Stock required by Item 14(a) of Form 1-A has been added to the Offering Statement. See pages 59-60.

Plan of Distribution

Subscribing for Groundfloor Common Stock , page 61

20.	You state that in order to subscribe to purchase common stock, an investor must complete an executed subscription agreement and provide funds for its subscription amount. Based on your disclosure on page 10, it appears that a prospective investor must also agree to the terms of the Common Stock Voting Agreement. Please revise to ensure consistency.

Response: The disclosure is revised to reflect that a prospective investor must also agree to the terms of the Common Stock Voting Agreement.

State Law Exemption and Offerings to “Qualified Purchasers,” page 61

21.	The second sentence in this section provides that, as a Tier 2 offering, this offering will be exempt from state “Blue Sky law review, “to the extent that our Notes offered hereby are offered and sold only to ‘qualified purchasers’ or at a time when our Groundfloor Common Stock are listed on a national securities exchange.” This sentence is confusing since your offering relates to common stock, not notes, and your common stock will not be listed on a national securities exchange. Please revise, as necessary, to reconcile with disclosure elsewhere in your offering circular.

Response: The Company has revised this disclosure to remove the reference to listing on a national securities exchange.

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Financial Statements

General

22.	Please tell us how you have met the disclosure requirements of ASC Topic 310-10-50. In particular, explain to us how you have met the disclosure requirements related to credit quality information found in ASC Topic 310-10-50-27 through ASC Topic 310-10-50-30.

Response: At each reporting period, we assess our disclosures pertaining to financing receivables against the disclosure requirements set forth in ASC 310-10-50 to ensure continued compliance with the appropriate standards. The Company has disclosed in its Offering Circular for the years ended December 31, 2016 and 2015, all required information with the exception of items that are deemed to be either not applicable to our financing receivables, not material to the financial statements, or not considered by management to be a significant accounting policy requiring inclusion in the notes to the financial statements.

The Company has reviewed the disclosure requirements of ASC 310-10-50 and compared these requirements to the Company’s disclosures contained in its Summary of Significant Accounting Policies and notes the following in response to the Staff’s comment:

Accounting Policies for Loans and Trade Receivables

Regarding the accounting policies for our financing receivables (ASC 310-10-50-2 through 50-4A), we note the following:

•	We provide sufficient disclosure allowable under generally accepted accounting principles (“GAAP”) regarding the basis of accounting for our financing receivables in Note 1 to the financial statements.

•	We have no nonmortgage loans held for sale or interest-only strips, loans, other receivables, or retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that the holder would not recover substantially all of its recorded investment. As a result, these disclosure requirements are not applicable to the Company.

•	We provide sufficient disclosure allowable under GAAP with regard to recognizing interest income and deferral and amortization of fees on our financing receivables.

Regarding the presentation of major categories of loans or trade receivables, the Company originates and services assets in a similar asset class, residential and small commercial real estate projects. Due to the related risk characteristics of the loans, such as size, term, rate and collateral no additional disclosure is required in the notes to the financial statements (ASC 310-10-50-3).

The allowance for doubtful accounts and unearned income amounts are disclosed in the Financial Statements and Note 1 – Summary of Significant Accounting Policies. Our financing receivables do not result in any discount or premium, resulting in the related policy disclosure requirements being not applicable to the Company (ASC 310-10-50-4). The Company does disclose the accounting policy requirements related to unamortized deferred fees and costs as required.

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The provisions of ASC 310-10-50-4A are met through the discussion in Note 1 – Summary of Significant Accounting Policies.

Assets Serving As Collateral

We currently have no debt agreements in place whereby any amount of financing receivables serve as collateral. As a result, the related disclosures are not applicable to the Company (ASC 310-10-50-5).

Nonaccrual of Past Due Financing Receivables

We had an immaterial amount of past due financing receivables on nonaccrual status as of December 31, 2016. As a result, the related disclosures required and described by ASC 310-10-50-5A through 50-8 are not applicable to the Company and the related policies are not considered significant accounting policies as of December 31, 2016 or 2015. However, the Company will continue evaluating the required disclosure in the context of future filings.

Accounting Policies for Off-Balance-Sheet Credit Exposures

The disclosure requirements required and described by ASC 310-10-50-9 and 50-10 are not applicable to the Company as we have no off-balance-sheet credit exposures.

Foreclosed and Repossessed Assets

The disclosure requirements required and described by ASC 310-10-50-11 are not applicable to the Company as we have no foreclosed or repossessed assets as of December 31, 2016 and 2015.

Allowance for Credit Losses

Regarding the required disclosures for the allowance for credit losses related to financing receivables (ASC 310-10-50-11A through 50-14), we note the following:

•	Note 1 – Summary of Significant Accounting Policies contains a description of our accounting policies and methodologies used to estimate the allowance for credit losses. Specifically, Note 1 states the following:

Payments to holders of Georgia Notes or LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated Georgia Notes or LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable Georgia Notes or LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable Developer accounts considered at risk or uncollectible. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by Georgia Notes or LROs, as applicable, that effectively absorb the related Loan losses.

Our financing receivables are comprised of a single portfolio segment, as defined by the ASC, of which the related risk characteristics are neither significant nor unique and mirror the risk characteristics inherent in our trade receivables. There have been no changes in our accounting policies or methodology from the prior period. See ASC 310-10-50-11B(a) and 50-11B(d).

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•	The Company includes a description of the policy for charging off uncollectible financing receivables within the Summary of Significant Accounting Policies. See ASC 310-10-50-11B(b).

•	Future filings will include a note to the financial statements that includes a disclosure, in tabular format, of the allowance for credit losses for each period, including the balance of the allowance at the beginning and end of each period, the current period provision, direct write-downs charged against the allowance, and recoveries of amounts previously written off. See ASC 310-10-50-11B(c) and 50-14.

•	There have been no purchases or sales of financing receivables, and our financing receivable review procedures have not resulted in a conclusion that it is probable that any financing receivables have been impaired. As a result, the disclosure requirements described by ASC 310-10-50-11B(e) through (h) are not applicable.

•	We have identified no financing receivables requiring separate evaluation for impairment. As a result, the disclosure requirements described by ASC 310-10-50-11C are not applicable as of December 31, 2016 and 2015.

Impaired Loans

We had no impaired loans related to our financing receivables at December 31, 2016 or 2015. As a result, none of the required disclosures are applicable to the Company (ASC 310-10-50-14A through 50-20).

Loss Contingencies

We have identified no loss contingencies related to our financing receivables at December 31, 2011 or March 31, 2012. As a result, none of the required disclosures are applicable to the Company (ASC 310-10-50-21 through 50-24).

Risks and Uncertainties

Note 1 - Summary of Significant Accounting Policies includes a disclosure of the use of estimates. Our financing receivables contain no other risks and uncertainties that are considered significant and unique related to the nature of operations, certain significant estimates, or vulnerability due to certain concentrations. As a result, we have concluded that no additional disclosure is required related to ASC 310-10-50-25.

Fair Value Disclosures

Our financing receivables contractually mature in six to 12 months. As a result, the disclosures required by ASC 310-10-50-26 are not applicable to the Company.

Credit Quality Information

For credit quality disclosures related to our financing receivables, we note that ASC 310-10-50-27 through 50-29 require disclosures that enable financial statement users to (a) understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner; and (b) assess the quantitative and qualitative risks arising from the credit quality of its financing receivables.

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The Company monitors the performance of all financing receivables on an ongoing basis. Additionally, the Company discloses monthly performance reports for the financing receivables corresponding Georgia Notes or LROs. These disclosures are posted on the Company’s website, and filed as 252(g) amendments to EDGAR. The latest such disclosure available is included in this Offering Circular on page 30.

The Company does not differentiate or categorize its financing receivables into monitoring classifications based on credit quality. The Company reviews the performance in relation to the corresponding Georgia Note or LRO of the financing receivable based on three categories as disclosed on page 30 of our Offering Circular.

•	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

•	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default), or

•	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that the Company will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

Due to the limited performance history and consistent characteristics of the financing receivables as of December 31, 2016 and 2015, we determined no further disclosure was necessary. As the performance history grows and the financing receivables exhibit different characteristics, further disclosure will be evaluated in relation to the required disclosures in ASC 310-10-50-27 through 50-29.

As we do not utilize internal risk ratings, no such information will be disclosed in future filings (ASC 310-10-50-30).

Modification

Our financing receivables are not modified in a material manner. The Company may increase the interest rate or extend the term, if necessary. None of these modifications result in a material change to the underlying financing receivable. As a result, the disclosures required by ASC 310-10-50-26 are not material to the Company.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer
Nick Bhargava, Acting Chief Financial Officer
Groundfloor Finance Inc.

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